

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 13, 2010

Mr. Gordon M. Stetz, Jr.
Executive Vice President & Chief Financial Officer
McCormick & Company, Incorporated
18 Loveton Cirlce
Sparks, MD 21152

Re: **McCormick & Company, Incorporated**
Form 10-K for the Fiscal Year Ended November 30, 2009
Filed January 28, 2010
Response Letter Dated April 30, 2010
File No. 1-14920

Dear Mr. Stetz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief